





UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2020 (MM/DD/YY) AND ENDING 07/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 Broad Street
(No. and Street)

Chattanooga (City) TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Huxley Brown
(Area Code –Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road (Address) Knoxville (City) TN (State) 37932 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H uxley Brown _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brown Associates, Inc.** _____, as of July 31 _____, 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

President
_____
Title

~~Sibyl R. Rector~~
Notary Public my Commission expires 12-28-22

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

JULY 31, 2021

BROWN ASSOCIATES, INC.

INDEX TO REPORT

JULY 31, 2021

Certified Public Accountants
Business Advisors

p 865.583.0091
f 865.583.0560
w rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Brown Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown Associates, Inc. (the "Company") (a Tennessee Corporation) as of July 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and Schedule-I Computation of Net Capital Under Rule 15c3-1 Securities and Exchange Commission (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Information on page 12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Brown Associates, Inc.'s auditor since 2014.
Knoxville, Tennessee
September 29, 2021

BROWN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2021

ASSETS

ASSETS

Cash and cash equivalents	$	564,191
Deposits with clearing organizations - restricted		10,000
Receivable from clearing organizations		16,137
Securities owned:		
Marketable: at market value		212,227
Office equipment and leasehold improvements,		
less accumulated depreciation of $58,473		1,370
Prepaid state taxes		9,274
Other prepaid expenses		6,931
Total assets	$	820,130

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	13,736
Accrued federal taxes		14,400
Paycheck Protection Program - note payable		65,760
Total liabilities		93,896

STOCKHOLDERS' EQUITY

Common stock, no par value, $2 stated value, authorized	
1,000 shares, issued 500 shares	1,000
Retained earnings	725,234
Total stockholders' equity	726,234

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	820,130

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2021

REVENUES

Revenue from contracts with customers:

Brokerage commissions	$ 1,152,491

Other revenue:

Government grant revenue	65,760
Other revenue	2,920
Total revenue, net	1,221,171

EXPENSES

Officer salaries	610,864
Employee compensation and benefits	295,580
Regulatory fees and expenses	13,792
Occupancy	21,741
Other	81,073
Total expenses	1,023,050

INCOME BEFORE INCOME TAXES	198,121
Income tax expense	38,277
NET INCOME	$ 159,844

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2021

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at August 1, 2020	$ 1,000	$ 865,390	$ 866,390
Dividends	-	(300,000)	(300,000)
Net income	-	159,844	159,844
Balance at July 31, 2021	$ 1,000	$ 725,234	$ 726,234

The accompanying notes are an integral part of the financial statements.

4

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2021

CASH FLOW FROM OPERATING ACTIVITIES

Net income	$	159,844
Non cash income/expenses included in net income:		
Depreciation		260
Deferred income tax expense		3,577
Forgiveness of first Paycheck Protection Program note payable		(65,760)
(Increase) decrease in operating assets:		
Receivables from clearing organizations		(393)
Prepaid state taxes		4,186
Prepaid federal taxes		48,880
Other prepaid expenses		(3,215)
Increase in operating liabilities:		
Accounts payable and accrued expenses		3,341
Accrued federal taxes		14,400
Net cash from operating activities		165,120

CASH FLOW FROM INVESTING ACTIVITIES

Proceeds from the sale of investments	300,000
Reinvested dividends and interest	(201)
Net cash from investing activities	299,799

CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from second Paycheck Protection Program note payable	65,760
Dividends paid	(300,000)
Net cash from financing activities	(234,240)

NET CHANGE IN CASH		230,679
Cash and cash equivalents - beginning of year		333,512
Cash and cash equivalents - end of year	$	564,191

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. (the "Company") is a Tennessee corporation formed in 1969. The Company is a non-carrying broker dealer that provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans as well as investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds, and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Marketable Securities

The Company carries investments in marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*. Unrealized gains and losses resulting from changes in the market value are charged or credited to operations in the current period.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Office equipment	5-7 years
Leasehold improvements	15 years

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the Federal Deposit Insurance Corporation (FDIC), but may be insured by the Securities Investor Protection Corporation (SIPC). At times, these investments may be in excess of SIPC limits.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result from differences in depreciation methods and the tax benefits attributed to net operating loss carryforwards.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2018.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09 –*Revenue Recognition from Contracts with Customers (Topic 606).* The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach that includes: (1) identifying the contract(s) with the customer; (2) identifying the performance obligation(s) in the contract(s); (3) determining the transaction price; (4) allocating the transaction price to the performance obligation(s) in the contract(s); and (5) recognizing revenue as the performance obligation(s) are satisfied.

Brokerage commissions –The Company earns commissions primarily from brokering commercial real estate investments, discount stock brokerage services, and life insurance sales. Funding for the commercial real estate investments are held by an escrow agent until finalization of the funding. Upon finalization the commission is paid and recognized as revenue. The Company records commissions from life insurance companies as income when received. The Company earns commissions from trading securities on behalf of its customers through a brokerage clearing firm. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the principal is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Advertising Costs

Advertising costs are expensed as incurred. There was no advertising expense for the year ended July 31, 2021.

NOTE 2 – FAIR VALUE MEASUREMENT

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company had the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

$212,227 in money markets were valued using Level 1 inputs. There were no securities valued using level 2 or 3 input valuations.

NOTE 3 – OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$ 54,217
Leasehold improvements	5,626
	59,843
Less accumulated depreciation	(58,473)
Total	$ 1,370

Depreciation expense was $260 for the year ended July 31, 2021.

NOTE 4 – PAYCHECK PROTECTION PROGRAM NOTE PAYABLE

The Company received a second draw of $65,760 Payroll Protection Program (PPP) loan in April 2021, from the U.S. Small Business Administration (SBA). Under the terms of the PPP program, the loan may be forgiven if the funds are spent in accordance with the program. If the funds or a portion of the funds are not spent in accordance with the program, the unforgiven portion is payable in monthly principal and interest installments bearing interest at 1%. The note matures 5 years from the date of the note.

NOTE 5 – GOVERNMENT GRANT REVENUE

On March 31, 2021, the Company received notification from the SBA that the entire amount of the first PPP loan of $65,760 was forgiven. Therefore, these funds are included in the statement of income as governmental grant revenue totaling $65,760 for the year ended July 31, 2021.

NOTE 6 – INCOME TAXES

Provisions for income taxes is comprised of the following elements:

Current tax expense:	
Federal	$ 24,400
State	10,300
	34,700
Deferred tax expense	
Federal	3,388
State	189
	3,577
Provision for income taxes	$ 38,277

Deferred tax assets and liabilities are estimated using a 21% federal rate and a 6.5% state rate. As of July 31, 2021, there was no deferred tax asset (liability).

NOTE 7–RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown Family L.P. Certain members of the Brown Family are stockholders of Brown Associates, Inc. Rental expense for the year totaled $12,000.

Garth and Brown Investment Management, LLC is owned by a stockholder of Brown Associates, Inc. Garth and Brown reimburses Brown Associates, Inc. on an as needed basis for expenses paid on their behalf. For the year ending July 31, 2021, reimbursed expenses were $2,416.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2021, the Company had net capital of $703,356, which was $653,356 in excess of its minimum dollar net capital requirement of $50,000. The Company's net capital ratio was 13.35 to 1.

NOTE 9 – RISK AND UNCERTAINTIES

During the year 2020, local, U.S., and world governments have encouraged self-isolation to curtail the spread of the global pandemic, coronavirus disease (COVID-19), by mandating temporary work stoppage in many sectors and imposing limitations on travel and size and duration of group meetings. Many industries are experiencing disruption to business operations and the impact of reduced consumer spending. There is unprecedented uncertainty surrounding the duration of the pandemic, its potential economic ramifications, and any government actions to mitigate them. If the pandemic continues, it may have an adverse effect on the Company's future operations, financial position, and liquidity.

On March 27, 2020 President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security ("CARES") Act." The CARES Act among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, and increased limitations on qualified charitable contributions. The Company is currently evaluating how these provisions for the CARES Act will impact its financial condition, results of operations, and cash flows.

NOTE 10 – NEW ACCOUNTING PRONOUNCEMENTS

The FASB issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842), in February 2016. ASU 2016-02 requires the recognition by lessees of assets and liabilities that arise from all lease transactions, except for leases with a lease term of 12 months or less. The lessee accounting model under ASU 2016-02 retains two types of leases: finance leases, which are to be accounted for in substantially the same manner as the existing accounting for capital leases, and operating leases, which are to be accounted for (both in the statement of operations and the statement of cash flows) in a manner consistent with existing accounting for operating leases. ASU 2016-02 also requires expanded qualitative and quantitative disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 applies to the Company's financial statements for the year ending July 31, 2023, with earlier implementation permitted. The Company's management has not determined the impact on its financial statements as a result of implementing ASU 2016-02.

BROWN ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2021

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTARY INFORMATION

BROWN ASSOCIATES, INC.

SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2021

(See Report of Independent Registered Public Accounting Firm)

Net Capital:

Stockholders' equity allowable for net capital	$	726,234
Add: Other (deductions) or allowable credits:		
		-
Total capital allowable		726,234
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		1,370
Prepaid state taxes		9,274
Other assets		6,931
		17,575
Net capital before haircuts on securities positions		708,659
Haircuts on securities		
Trading and investment securities:		
Other securities		4,245
Other- Money Market Fund		1,058
		5,303
NET CAPITAL	$	703,356
AGGREGATE INDEBTEDNESS	$	93,896
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital	$	6,260
Minimum dollar net capital requirement	$	50,000
Excess net capital	$	653,356
Excess net capital at 1,000 percent	$	643,356
Percentage of aggregate indebtedness to net capital		13.35%

There is no material difference between the preceding computation and the Company's
corresponding unaudited part II of form X-17A-5 as of July 31, 2021

BROWN ASSOCIATES, INC.
July 31, 2021

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

EXEMPTION REPORT

Brown Associates, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended July 31, 2021, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

_____   9-28-21
Huxley Brown   Date
President

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Brown Associates, Inc.

We have reviewed management's statements, included in the accompanying Financial and Operational Combined Uniform Single Report, Part IIA ("Focus Report"), in which (1) Brown Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
September 29, 2021

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Shareholders of Brown Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Brown Associates, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended July 31, 2021. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended July 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended July 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended July 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company's Shareholders and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
September 29, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 07/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BROWN ASSOCIATES, INC.
819 BROAD STREET
CHATTANOOGA, TN 37402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HUXLEY BROWN

2. A. General Assessment (item 2e from page 2) — $1,832

B. Less payment made with SIPC-6 filed (exclude Interest) — (919)
   02/22/2021
   Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 913

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $913

G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ✔ ACH ☐ $913
   Total (must be same as F above)

H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BROWN ASSOCIATES, INC.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of AUGUST , 20 21 .

HUXLEY BROWN, PRESIDENT

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 08/01/2020 and ending 07/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,221,171

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

    Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

    Enter the greater of line (i) or (ii) 0

    Total deductions 0

2d. SIPC Net Operating Revenues $1,221,171

2e. General Assessment@ .0015 $1,832

(to page 1, line 2.A.)

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